UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



07005405

OMB Number:	
OMB Number:	3235-0123
Expires:	February 28, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-041519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TradePortal Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.



RECEIVED

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 Orchard, Suite 200
(No. and Street)

Lake Forest, California 92630
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reyheena Eidarous (949) 283-5591
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TARVARAN, ASKELSON & COMPANY
(Name - if individual, state last, first, middle name)

23974 Aliso Creek Rd, Suite 395, Laguna Niguel, CA 92677
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 9 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Julie Villa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradePortal Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public


R. EIDAROUS
Commission # 1440726
Notary Public - California
Orange County
My Comm. Expires Sep 22, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Table of Contents

TARVARAN, ASKELSON & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
TradePortal Securities, Inc.
Foothill Ranch, California

We have audited the accompanying statement of financial condition of TradePortal Securities, Inc., a Texas corporation (the Company) (a wholly owned subsidiary of TradePortal.com, Inc.) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TradePortal Securities, Inc. at December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Irvine, California
February 23, 2007

23974 Aliso Creek Road, Suite 395 Laguna Niguel, CA 92677
Office: (949) 360-0545 WWW.PUBLICCOMPANYCPAS.COM Fax: (949) 606-0329



TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Current assets:		
Cash	$	24,707
Receivable from clearing broker		54,003
Prepaid expense		16,043
Total current assets		94,753
Property and equipment, at cost, net of accumulated depreciation of $36,077 (Notes 2 and 3)		-
Goodwill (Note 2)		701,209
Deferred tax asset (Note 4)		87,000
Advances to parent		224,929
Total assets	$	1,107,891

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:		
Accounts payable and accrued liabilities	$	27,491
Total current liabilities		27,491
Commitments and contingent liabilities (Note 5)		-
Stockholder's equity:		
Common stock, $0.001 par value; 1,000,000 shares authorized, 250,000 shares issued and outstanding		250
Additional paid-in capital		858,826
Retained earnings		221,324
Total stockholder's equity		1,080,400
Total liabilities and stockholder's equity	$	1,107,891

See independent auditors' report and accompanying notes

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

Revenues:		
Commissions	$	589,251
Other income		118,903
Total revenues		708,154
Expenses:		
Floor brokerage and clearing charges		163,564
Employee compensation and benefits		155,276
Data and exchange fees		42,942
Communications		39,331
Occupancy and equipment		20,528
Software licensing and transaction fees		19,878
Legal and professional fees		12,650
Other		11,991
Total expenses		466,160
Income before provision for income taxes		241,994
Provision for income taxes (Note 4)		(125,800)
Net income	$	116,194

See independent auditors' report and accompanying notes

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31 2006

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total
	Number of Shares	Amount			
Balance December 31, 2005	250,000	$ 250	$ 858,826	$ 105,130	$ 964,206
Net income	-	-	-	116,194	116,194
Balance, December 31, 2006	250,000	$ 250	$ 858,826	$ 221,324	$ 1,080,400

See independent auditors' report and accompanying notes

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:		
Net income	$	116,194
Adjustments to reconcile income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in assets:		11,413
Receivable from clearing broker		(1,188)
Prepaid expense		43,000
Deferred tax asset		7,957
Other assets		
Increase (decrease) in liabilities:		(22,602)
Accounts payable and accrued liabilities		
Net cash provided by operating activities		154,774
Cash flows provided by financing activities:		
Changes in financing asset:		
Advances to parent		(146,283)
Net cash used by financing activities		(146,283)
Net decrease in cash		8,491
Cash, beginning of the year		16,216
Cash, end of the year	$	24,707

See independent auditors' report and accompanying notes

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

1. ORGANIZATION

TradePortal Securities, Inc. (the Company), a wholly owned subsidiary of TradePortal.com, Inc. (the Parent), is a registered broker/dealer, and all securities transactions for the accounts of its customers are cleared by another broker/dealer on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements is in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customer commission income and related commission and clearing expenses are recorded on a trade date basis.

Impairment of Long-Lived Assets

The Company reviews the carrying values of its long-lived and intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No impairment losses were recorded in 2004.

Property and Equipment

Depreciation is computed using the straight-line method over the estimated useful lives; property and equipment were amortized over 3 and 7 years, respectively. All property and equipment has been fully depreciated as of December 31, 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is included in the consolidated income tax return filed by the Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of the current tax expense or benefit calculated are either remitted to, or received from, the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition utilizing currently enacted tax laws and rates. Deferred taxes are recognized in the financial statements for the changes in deferred tax liabilities or assets between reporting periods. All of these related balances are treated as advances to or from the Parent.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximate fair value.

Goodwill

Goodwill represents the excess purchase price paid by the Parent for 100% of the Company over the fair value of the tangible and intangible assets and liabilities of the Company at May 12, 2000, the date of the Acquisition. In accordance with SFAS 142, the goodwill is not being amortized, but instead will be subject to an annual assessment of impairment by applying a fair-value based test.

The Company evaluates the carrying value of goodwill each fiscal year. As part of the evaluation, the Company compares the carrying value of goodwill with its fair value to determine whether there has been impairment. As of December 31, 2006, the Company does not believe any impairment of goodwill has occurred.

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

3. PROPERTY AND EQUIPMENT

Computer equipment	$	6,077
Software		30,000
		36,077
Less: accumulated depreciation		(36,077)
	$	-

4. INCOME TAXES

The provision (benefit) for income taxes consists of the following as of December 31, 2006:

Current:		
Federal	$	82,000
State		800
		82,800
Deferred:		
Federal		15,000
State		28,000
		43,000
Total provision	$	125,800

4. INCOME TAXES (Continued)

The components of the net deferred income tax asset are as follows as of December 31, 2006:

Deferred income tax assets:		
Depreciation and amortization	$	7,000
Net operating loss carry-forward		80,000
		87,000
Deferred income tax asset, net before valuation allowance		87,000
Less: valuation allowance		-
Deferred income tax asset, net	$	87,000

The Company had available no unused federal operating loss carry-forwards at December 31, 2006, and approximately $1,365,000 of unused state operating loss carry-forwards at December 31, 2006 that may be applied against future taxable income. The California operating loss carry-forwards will expire in 2008.

SFAS No. 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized.

5. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Leases

The Company leases equipment and office space on a month-to-month basis. Lease expenses totaled $20,528 for year ended December 31, 2006.

6. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

7. RELATED PARTY TRANSACTIONS

Due from Parent

The Company pays for certain expenses of the Parent, for which it is generally reimbursed. However, in 2006, $224,929 of such expenses were paid by the Company, for which it was not reimbursed. Such reimbursements of expenses were treated as advances to Parent at December 31, 2006.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $51,219, which was $46,219 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.54 to 1.

9. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

SUPPLEMENTAL SCHEDULES

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Net capital:		
Total stockholder's equity from statement of financial condition		$ 1,080,400
Deductions:		
Non-allowable assets:		
Goodwill	$ 701,209	
Deferred tax asset	87,000	
Prepaid expenses and other assets	16,043	
Advances to/from parent	224,929	1,029,181
Tentative net capital		51,219
Haircuts		
Other securities		-
Net capital		$ 51,219
Total aggregate indebtedness		$ 27,491
Minimum net capital required		$ 5,000
Excess net capital		$ 46,219
Ratio of aggregate indebtedness to net capital		0.54 to 1
Reconciliation with Company's computation (included in Part II-A of form X-17A-5 as of December 31, 2005):		$ 49,919
Net capital as reported in Company's Part II-A (unaudited) FOCUS report		
Audit adjustments to property and the tax provision		1,300
Net capital per above		$ 51,219

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
SCHEDULE II
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2006

The Company is claiming an exception from Rule 15c3-3 under provision 15c3-3(k)(2)(ii).

TRADEPORTAL SECURITIES, INC.
(A Wholly Owned Subsidiary of TradePortal.com, Inc.)
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND
FUNDS IN SEGREGATION FOR CUSTOMERS'
REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
FOR THE YEAR ENDED DECEMBER 31, 2006

Not applicable.

TARVARAN, ASKELSON & COMPANY®
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
TradePortal Securities, Inc.
Foothill Ranch, California

In planning and performing our audit of the financial statements and supplemental schedules of TradePortal Securities, Inc. (the Company) (a wholly owned subsidiary of TradePortal.com, Inc.), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tarvaran Askelson & Company, LLP

Tarvaran Askelson & Company

Irvine, California
February 23, 2007

END

